QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.    )1

Optio Software, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
68389J 10 6

(CUSIP Number)

Ward S. Bondurant, Esq.
Morris Manning & Martin LLP
3343 Peachtree Road, Suite 1600
Atlanta, GA 30326
(404) 233-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 17, 2002

(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

        Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1034 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68389J 10 6	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
C. Wayne Cape

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐1
	MEMBER OF A GROUP*	(b)	☐2
N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐3
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 10,010,650(1)(2)

		8	SHARED VOTING POWER N/A

		9	SOLE DISPOSITIVE POWER 6,941,520(1)

		10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,010,650(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐4

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%

14	TYPE OF REPORTING PERSON* IN

(1)
Includes 3,000,000 shares subject to stock options exercisable within 60 days.

(2)
Includes 3,069,130 shares owned by Diane Cape, over which Mr. Cape has sole voting power pursuant to a Voting Agreement between the parties dated as of January 17, 2002. Mr. Cape disclaims such beneficial ownership of the securities held by Ms. Cape except to the extent of his indirect beneficial interest as the holder of voting power over such securities.

CUSIP No.	68389J 10 6	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Statement") relates to the Common Stock, no par value per share ("Common Stock") of Optio Software, Inc., a Georgia corporation ("Issuer"). The principal executive offices of the Issuer are located at 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30005.

Item 2. Identity and Background.

        The name of the individual filing this Statement is C. Wayne Cape whose business address is 3015 Windward Plaza, Windward Fairway II, Alpharetta, Georgia 30005. Mr. Cape is the Chairman of the Board of Directors of the Issuer. The principal address of the Issuer is 3015 Windward Plaza, Windward Fairway II, Alpharetta, Georgia 30005.

        Mr. Cape is not required to disclose any legal proceedings pursuant to Items 2(d) or 2(e) of Schedule 13D. Mr. Cape is a citizen of the United States.

Item 3. Source and Amount of Funds and Other Consideration.

        Mr. Cape owned 7,291,520 shares of the Common Stock of the Issuer at the time of the Issuer's initial public offering. Mr. Cape sold 350,000 shares of the Common Stock in the underwriter over-allotment exercise on December 23, 1999. In addition, Mr. Cape holds 3,000,000 shares of Common Stock pursuant to stock options, which are now fully exercisable. On January 17, 2002, Mr. Cape transferred 3,000,000 shares of Common Stock to Diane Cape. As consideration for such transfer, Mr. and Ms. Cape entered into a voting agreement whereby Ms. Cape agreed that from the date of the agreement until January 8, 2007 she would either (i) vote all shares of Common Stock held by her, including the shares acquired from Mr. Cape, plus 69,130 shares previously held by her, in accordance with Mr. Cape's directions or (ii) provide to Mr. Cape a proxy to exercise voting power over such shares.

        Mr. Cape used his personal funds to acquire the shares of Common Stock reported in this Statement. Mr. Cape did not acquire beneficial ownership of any of the Common Stock with borrowed funds.

Item 4. Purpose of Transaction.

        The transaction being reported is the current Common Stock ownership by Mr. Cape. Mr. Cape has no present plans or proposal that relates to or would result in transactions set forth in Item 4(a) through (j) inclusive.

CUSIP No.	68389J 10 6	SCHEDULE 13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

        (a) As of February 1, 2002, Mr. Cape beneficially owns 10,010,650 shares of the Common Stock of the Issuer, which includes 3,000,000 shares issuable upon the exercise of stock options that are exercisable within sixty days of the date hereof, and 3,069,130 shares owned by Diane Cape, over which Mr. Cape has sole voting power pursuant to a Voting Agreement between the parties dated as of January 8, 2002. Mr. Cape beneficially owns 46.4% of the Common Stock of the Issuer based on 21,582,398 shares deemed outstanding as of February 1, 2002, which includes 3,000,000 shares issuable upon exercise of the options owned by Mr. Cape. Mr. Cape disclaims such beneficial ownership of the securities held by Ms. Cape except to the extent of his indirect beneficial interest as the holder of the voting power over such securities.

        (b) As of February 1, 2002, Mr. Cape has sole power to vote or direct the vote of 10,010,650 shares and the sole power to dispose or direct the disposition of 6,941,520 shares.

        (c) Other than the transfer of 3,000,000 shares to Diane Cape on January 17, 2002, Mr. Cape has not effected any transaction in the Common Stock within the past sixty days.

        (d) To Mr. Cape's knowledge, other than Diane Cape's right to receive the dividends on the 3,069,130 shares of Common Stock owned by her, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on herein.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Other than his voting agreement with Diane Cape discussed in Item 5(a) above, Mr. Cape does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Voting Agreement by and between C. Wayne Cape and Diane Cape dated as of January 8, 2002.

CUSIP No.	68389J 10 6	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2002

C. WAYNE CAPE
	By:	/s/ C. WAYNE CAPE C. Wayne Cape

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

        Attention.    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

QuickLinks

SIGNATURE